UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

TABLE OF CONTENTS

1.           Intelligent Content Enterprises Inc., Certificate of Dissemination to Shareholders as filed on SEDAR on May 11, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 18, 2017	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina Title: Chief Financial Officer

Item 1

TMX / TSX Trust

VIA ELECTRONIC TRANSMISSION

May 10, 2017

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	INTELLIGENT CONTENT ENTERPRISES INC.

We are pleased to confirm that copies of the following proxy-related materials were mailed on May 9, 2017 to the registered shareholders:

1	Proxy with Request for Financial Statements

2	Notice of Meeting and Management Information Circular

3	Financial Statements and Management’s Discussion and Analysis - Supplemental List Only

4	Letter of Transmittal

5	Proxy Return Envelope

Yours truly,

TSX Trust Company

“Fraser Monkman”

Relationship Manager

Fraser.Monkman@tmx.com

200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

www.tsxtrust.com